SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated December 11, 2015

(Commission File No. 1-13202)

Nokia Corporation

Karaportti 3

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

STOCK EXCHANGE RELEASE
December 11, 2015

Nokia Corporation
Stock Exchange Release
December 11, 2015 at 11:00 (CET +1)

Nokia Corporation Financial Calendar for 2016

Espoo, Finland —

Planned publication dates for Nokia interim reports in 2016:

•                  report for Q4 2015 and full year 2015: February 11, 2016;

•                  report for Q1 2016: May 10, 2016;

•                  report for Q2 2016 and January-June 2016: August 4, 2016; and

•                  report for Q3 2016 and January-September 2016: October 27, 2016.

As a result of the proposed acquisition of Alcatel-Lucent, we intend to publish our fourth quarter and annual 2015 results, later than previously announced and expected, on February 11, 2016.

Publication of “Nokia in 2015”

Nokia plans to announce the publication date of its “Nokia in 2015” annual report, which includes the review by the Board of Directors and the audited annual accounts in conjunction with the publication of its Q4 2015 and full year 2015 results on February 11, 2016.

Nokia’s Annual General Meeting

Nokia’s Annual General Meeting 2016 is scheduled to be held on June 16, 2016.

About Nokia

By focusing on the human possibilities of technology, Nokia embraces the connected world to help people thrive. Our businesses are leaders in their respective fields: Nokia Networks provides broadband infrastructure, software and services; and Nokia Technologies provides advanced technology development and licensing. www.nokia.com

Media Enquiries
Nokia
Communications
Tel. +358 (0) 10 448 4900
Email: press.services@nokia.com

FORWARD-LOOKING STATEMENTS

This stock exchange release contains forward-looking statements that reflect Nokia’s current expectations and views of future events and developments. Some of these forward-looking statements can be identified by terms and phrases such as, “plan”, “intend”, “schedule”, “will”, “would” and similar expressions. These forward-looking statements include statements relating to: the publication dates for Nokia’s financial reporting in 2016 and the timing of Nokia’s annual general meeting. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such statements, including: the completion of Nokia’s acquisition of Alcatel-Lucent and the impact on Nokia of such risks or forward-looking statements, as well as other risk factors listed from time to time in Nokia’s filings with the U.S. Securities and Exchange Commission (“SEC”).

The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere in any document that Nokia has filed with or furnished to the SEC. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Enclosures:

Nokia stock exchange release dated December 11, 2015:

Nokia Corporation Financial Calendar for 2016

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 11, 2015	Nokia Corporation

	By:	/s/ Riikka Tieaho
		Name:	Riikka Tieaho
		Title:	Vice President, Corporate Legal